

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Alexander Gersh
Chief Financial Officer
Sportradar Holding AG
150 South 5th St., Suite 400
Minneapolis, MN 55402

> **Re: Sportradar Holding AG**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted June 17, 2021**
> **CIK No. 0001836470**

Dear Mr. Gersh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2021 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 17, 2021

Presentation of Financial and Other Information
Consolidated Financial Statements, page iv

1.   We note that for convenience to the reader, you applied a translation rate of €1.00 to $1.22 as of and for the year ended December 31, 2020 and €1.00 to $1.17 as of and for the three months ended March 31, 2021. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing to both periods. Refer to Rule 3-20(b)(1) of Regulation S-X.

Risk Factors

We have and continue to be required to record impairment charges to our intangible assets..., page 55

2.   You refer to intangible assets and goodwill as of March 31, 2020 and 2021 and the amount of such assets related to sports league license rights for each period. However, you appear to only provide the amounts as of March 31, 2021. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Customers and Business Model, page 80

3.   You state in your response to prior comment 7 that you included your churn rate for the three-month period ended March 31, 2021; however, we are unable to locate this disclosure. Please revise.

Key Financial and Operational Performance Indicators, page 85

4.   We note that you added a line item here for "Profit for the period as a percentage of revenue" in response to prior comment 3; however, you failed to provide the actual amounts for each period presented. Also, on page 116 your appear to have provided net cash from operating activities as a percentage of revenue rather than presenting the IFRS margin measures where you disclose adjusted EBITDA margin. Please revise.

Components of our Results of Operations, page 86

5.   We note that you removed the reference to variable consideration in your discussion of revenue share arrangements in Note 5 to the financial statements; however you continue to refer to variable consideration in your discussion of revenue share arrangements here. Please revise or explain.

Notes to Consolidated Financial Statements

Note 5. Revenue from contracts with customers, page F-25

6.   Please address the following related to your Betting data/Betting entertainment tool arrangements:
- Tell us what consideration you gave to whether your data service arrangements represent a license of intellectual property.
- Tell us how you concluded that the arrangements represent a stand ready obligation. In this regard, tell us what consideration you gave to whether the customer is instead buying usage over time.
- Tell us what consideration you gave to whether your arrangements represent a series.
- Tell us how you concluded that it was appropriate to use a straight-line measure of progress given that customers exceed the agreed upon amount of usage.
- Tell us how the price for single match booking fee compares to the pricing for the agreed amount of data usage.

- Quantify the revenue recognized from monthly contracts versus those that are quarterly or annual. Also, describe further the usage provisions of your contracts and specifically address what portion of your arrangements include monthly versus quarterly or annual usage provisions.

7. Please revise your disclosure to clarify, if true, that your virtual gaming arrangements represent a license of intellectual property.

8. We note your revised disclosures in response to prior comment 13 where you clarify what is meant by income as it relates to Sports Betting contracts. While your response indicates that you made similar revisions with regards to your Virtual Gaming revenues, your disclosures appear to be unchanged. Please revise or explain.

9. Please quantify the revenue related to your E-Sports arrangements. If these arrangements are material, please address the concerns we identified related to your Betting data/Betting entertainment tool arrangements.

10. Please tell us how you concluded it was appropriate to recognize revenue from your Betting AV arrangements on a straight-line basis given that customers exceed the agreed upon service level. Tell us the term of your contracts for these arrangements.

Note 6. Segmental Information, page F-28

11. Please remove the reference to Total adjusted EBITDA in your financial statement footnote disclosures and instead reconcile total Segment Adjusted EBITDA to net/(loss) income before taxes. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Note 10- Related Party Transactions , page F-70

12. You disclose that the 208 participation certificates granted during the quarter had a fair value of €12,237 per certificate. Please tell us how you determined such value and how you calculated the €1,545 share-based compensation expense based on such valuation.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John Slater